

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

<u>Via U.S. Mail</u>
Mr. Curt Hansen
Chief Executive Officer
CH Real Estate II, Inc.
175 South Main Street
Suite 1500
Salt Lake City, UT 84111

   Re: CH Real Estate II, Inc.
     Form 10-K
     Filed May 13, 2014
     File No. 333-179424

Dear Mr. Hansen:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Eric McPhee

        Eric McPhee
        Staff Accountant